Exhibit 99.1
RDA Microelectronics Announces First Quarter 2011 Financial Results
— First Quarter Revenues Grew 54.1% Year-Over-Year, Gross Margin Expanded to 33.3%
SHANGHAI, China, May 9, 2011 — RDA Microelectronics (NASDAQ: RDA), a fabless semiconductor company that designs, develops and markets Radio Frequency (RF) and mixed-signal chips for cellular, broadcast and connectivity applications, today announced its financial results for the first quarter ended March 31, 2011.
•	Revenue for the first quarter of 2011 was US$55.2 million, exceeding the Company’s guidance of US$52-$54 million, compared to US$57.5 million in the immediately preceding quarter and US$35.8 million in the first quarter of 2010, representing a 54.1% year-over-year increase.

•	Gross margin for the first quarter of 2011 was 33.3%, exceeding the Company’s guidance range of 32%-33%, compared to 32.4% in the immediately preceding quarter and 24.9% in the first quarter of 2010.

•	Net income for the first quarter of 2011 was US$7.6 million, compared to US$2.5 million in the immediately preceding quarter and US$2.7 million in the first quarter of 2010.

•	Net income per diluted American Depository Share (ADS) for the first quarter of 2011 was US$0.16, compared to US$0.05 in the immediately preceding quarter and US$0.05 in the first quarter of 2010.
“We are pleased with our first quarter financial results, having achieved 54.1% revenue growth year-over-year and continued gross margin improvement,” said Vincent Tai, chairman and CEO. “We exceeded our guidance for both revenue and gross margin with strong shipments of our Bluetooth and IPD Front End Module products. We believe that we are continuing to gain

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RDA Microelectronics Announces First Quarter 2011 Financial Results
market share with our innovative IPD Front End Modules, Bluetooth, FM and Low Noise Block products. Looking ahead, we see two main drivers of near-term revenue growth and margin expansion. First, we expect the IPD Front End Module to continue to gain share; and secondly, we expect to significantly ramp production of our 55-nanometer Bluetooth system-on-chip products during the second quarter of 2011. Both of these factors give us confidence that RDA is in an excellent competitive position.”
First Quarter 2011 Business Highlights
•	Shipped over one million units of RDA’s new 55-nanometer Bluetooth system-on-chip products

•	Continued strong growth of the IPD Front End Module, Low Noise Block (LNB) satellite down converters and TD-SCDMA transceiver products.

•	Shipped DVB-S tuner products to tier-one customer in Korea

•	Shipped TD-SCDMA transceiver products to North America handset vendor
First Quarter 2011 Operating Summary:
•	Revenue in the first quarter of 2011 was US$55.2 million, compared with US$57.5 million in the immediately preceding quarter and US$35.8 million in the first quarter of 2010. The sequential revenue decrease was primarily due to the shortened sales period resulting from the Chinese New Year holiday and temporary supply constraints on IPD Front End Module. The year-over-year revenue growth was primarily driven by share gains of Bluetooth system-on-chip and IPD Front End Module products; ramping production of LNB satellite down converters and TD-SCDMA products; and the overall growth of the export market addressed by our customers.

•	Gross margin in the first quarter of 2011 was 33.3%, compared with 32.4% in the immediately preceding quarter and 24.9% in the first quarter of 2010. Gross margin expansion was primarily driven by cost reductions from process technology migration and the increased shipment of products that carry higher gross margins.

RDA Microelectronics Announces First Quarter 2011 Financial Results
•	R&D expenses in the first quarter of 2011 were US$7.3 million, compared to US$11.2 million in the immediately preceding quarter and US$4.3 million in the first quarter of 2010. The quarter-over-quarter decrease was primarily due to US$4.1 million in share-based compensation recognized immediately upon the completion of RDA’s IPO in November 2010. Adjusted (non-GAAP) R&D expenses, which exclude share-based compensation in the first quarter of 2011 was flat compared to the immediately preceding quarter. The year-over-year increase in R&D expenses was primarily due to the hiring of additional research and development engineers and the acquisition of intellectual property.

•	SG&A expenses in the first quarter of 2011 were US$2.8 million, compared to US$5.0 million in the immediately preceding quarter and US$1.5 million in the first quarter of 2010. The quarter-over-quarter decrease was attributable to US$2.8 million in share-based compensation recognized immediately upon the completion of RDA’s IPO in November 2010. The increase in adjusted (non-GAAP) SG&A expenses, which exclude share-based compensation in the first quarter of 2011 compared to immediately preceding quarter and first quarter 2010 was primarily due to the expansion of the Company’s sales network and field engineering support team, as well as public company expenses.
Please refer to the tables captioned “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.
Selected Balance Sheet and Cash Flow Items:
•	As of March 31, 2011, cash, cash equivalents, short-term investments and investments in fixed income mutual funds were US$109.8 million, compared to US$106.1 million as of December 31, 2010. In the first quarter of 2011, the Company generated US$4.1 million cash from operations, compared to US$3.4 million in the immediately preceding quarter.

•	As of March 31, 2011, accounts receivable was US$20.5 million, compared to US$22.7 million as of December 31, 2010. The decrease from December 31, 2010 was primarily

RDA Microelectronics Announces First Quarter 2011 Financial Results
related to lower revenue resulting from the shortened sales period due to the Chinese New Year holiday.

•	As of March 31, 2011, inventory was US$45.3 million, compared to US$35.5 million as of December 31, 2010. The increase from December 31, 2010 was primarily due to pre-built inventory in anticipation of higher product demand in the second quarter of 2011. Of the US$9.8 million increase in inventory, US$7.8 million was related to inventory on hand and the remaining US$2.0 million was related to inventory at distributors.

•	As of March 31, 2011, accounts payable was US$21.1 million, compared to US$20.5 million as of December 31, 2010.
Second Quarter 2011 Business Outlook:
For the second quarter of 2011, the Company expects revenues to be in the range of US$65 - $67 million, reflecting historical seasonal growth patterns during the second quarter of each year and the strong momentum of the Company’s IPD Front End Module, Bluetooth system-on-chip, Low Noise Block, and DVB-S tuner products. The Company expects gross margins to be in the range of 33.4% - 34.0%, as it benefits from the migration to 55-nanometer for its Bluetooth system-on-chip products and the further growth of higher gross margin products. This outlook reflects the Company’s current and preliminary view and may be subject to change. Please see “Forward-Looking Statements” at the end of this press release.
Conference Call:
RDA Microelectronics will host a conference call and live webcast for analysts and investors at 8:00 p.m. EDT on May 9, 2011 which is at 8 a.m on May 10 2011 in China.
•	For parties in the United States and Canada, please call 1-877-941-4775 to access the conference call, conference code 4436500.

•	For parties in Hong Kong, please call 852-3009-5027 to access the conference call, conference code 4436500.

RDA Microelectronics Announces First Quarter 2011 Financial Results
•	Other International parties can access the call at 1-480-629-9761, conference code 4436500.
RDA Microelectronics will offer a live webcast of the conference call, which will also include forward-looking information. The webcast will be accessible from the “Investors” section of the Company’s website at www.rdamicro.com. The webcast will be archived there for a period of 30 days. An audio replay of the conference call will also be available two hours after the call and will be available for ten days. To hear the replay, parties in the United States and Canada should call 1-800-406-7325 and enter pass code 4436500. International parties should call 1-303-590-3030 and enter pass code 4436500. The press release with the financial results will be accessible from the Company’s website before the conference call begins.
Pursuant to the terms of the lockup agreements signed by each of the Company’s directors, executive officers, and pre-IPO shareholders in connection with the Company’s IPO in November 2010, the lockup period will be extended through May 27, 2011 due to the timing of the release of the Company’s financial results.
About RDA Microelectronics
RDA Microelectronics is a fabless semiconductor company that designs, develops and markets radio-frequency and mixed-signal semiconductors. Our product portfolio currently includes power amplifiers, transceivers and front-end modules, FM radio receivers, set-top box tuners, analog mobile television receivers, walkie-talkie transceivers, LNB satellite down converters, and Bluetooth system-on-chips. For additional information, please see our website at http://www.rdamicro.com.
Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any

RDA Microelectronics Announces First Quarter 2011 Financial Results
statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions in China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the semiconductor industry; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which we believe to be reliable but whose accuracy or completeness we cannot guarantee. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.
Non-GAAP Financial Measures
To supplement our unaudited consolidated financial results presented in accordance with U.S. GAAP, we use adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense, which are defined as non-GAAP financial measures by the SEC. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see below and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.
We believe that adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense, viewed in conjunction with GAAP financial measures, provide meaningful supplemental information regarding our performance and that both management and investors benefit from referring to these non-GAAP financial measures in assessing our historical performance and when planning and forecasting our performance in future periods. We believe that excluding share-based

RDA Microelectronics Announces First Quarter 2011 Financial Results
compensation expenses helps both management and investors to get a better understanding of our ongoing business. Adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense do not include all items that impact our operating expenses and net income for the period. In addition, our adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense may not be comparable to measures with the same or similar titles utilized by other companies, since other companies may not calculate such measures in the same manner as we do. We compensate for this and other limitations by providing specific information regarding the GAAP amounts excluded from these non-GAAP financial measures. Reconciliations of GAAP and non-GAAP results are included at the end of this press release.

RDA Microelectronics Announces First Quarter 2011 Financial Results
RDA MICROELECTRONICS, INC.
Consolidated Balance Sheet Information

	March 31, 2010	December 31, 2010	March 31, 2011
	(unaudited)	(unaudited)	(unaudited)

	(amounts in thousands of USD, except number of shares and per share data)
ASSETS
Current assets
Cash and cash equivalents	29,495	98,920	54,845
Short-term investments-time deposit	5,567	7,142	34,917
Investment in fixed income mutual fund	—	—	20,000
Restricted cash	350	—	—
Accounts receivable	5,251	22,715	20,504
Inventories	21,299	35,494	45,316
Prepaid expenses and other current assets	1,367	1,580	831
Deferred tax assets	61	5	80

Total current assets	63,390	165,856	176,493

Non-current assets
Property, plant and equipment, Net	2,289	2,201	2,445
Other long-term receivables	39	62	64
Deferred tax assets	197	127	9

Total assets	65,915	168,246	179,011

LIABILITIES
Current liabilities
Accounts payable	18,477	20,524	21,107
Accrued expenses and other current liabilities	7,182	12,934	11,544
Deferred revenue	5,669	6,722	9,720

Total current liabilities	31,328	40,180	42,370

Total liabilities	31,328	40,180	42,370

CONVERTIBLE REDEEMABLE PREFERRED SHARES
Series A Preferred Share	12,880	—	—
Series B Preferred Share	6,281	—	—
Series C Preferred Share	11,157	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares	523	2,615	2,615
Additional paid-in capital	9,496	113,360	114,279
Recouse loans	(1,203)	—	—
Accumulated other comprehensive income	474	695	776
Retained earnings/(Accumulated deficit)	(5,021)	11,396	18,971

Total shareholders’ equity	4,269	128,066	136,641

Total liabilities, convertible redeemable preferred shares and shareholders’ equity/(deficit)	65,915	168,246	179,011

RDA Microelectronics Announces First Quarter 2011 Financial Results
RDA MICROELECTRONICS, INC.
Consolidated Statement of Operations Information

	Quarter Ended
	March 31, 2010	December 31, 2010	March 31, 2011
	(unaudited)	(unaudited)	(unaudited)
	(amounts in thousands of USD, except number of shares and per share data)
Revenue	35,789	57,478	55,151
Cost of revenue	(26,877)	(38,849)	(36,786)
Gross profit	8,912	18,629	18,365

Operating expenses:
Research and development	(4,261)	(11,225)	(7,263)
Selling, general and administrative	(1,515)	(5,004)	(2,816)

Total operating expenses	(5,776)	(16,229)	(10,079)

Operating income	3,136	2,400	8,286
Other income(expense):
Interest income	37	75	110
Other income (expense), net	(45)	295	(14)

Income before income taxes	3,128	2,770	8,382
Income tax expense	(413)	(262)	(806)

Net income	2,715	2,508	7,576

Earnings per ordinary share
— Basic	0.01	0.01	0.03
— Diluted	0.01	0.01	0.03

Earnings per ADS
— Basic	0.06	0.05	0.17
— Diluted	0.05	0.05	0.16

Weighted average ordinary shares outstanding
— Basic	50,658,686	171,018,736	262,703,789
— Diluted	65,213,474	187,700,084	280,662,471

Share-based compensation was allocated in operating expenses as follows:
Research and development	143	4,561	568

Selling, general and administrative	83	3,140	352

RDA Microelectronics Announces First Quarter 2011 Financial Results
RDA MICROELECTRONICS, INC.
Reconciliation of GAAP and Non-GAAP Results
(amounts in thousands of USD, except number of shares and per share data)

	Quarter Ended March 31, 2011
		% of	Share-based	% of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Net Revenue	Results	Net Revenue
Research and development	7,263	13%	568	1%	6,695	12%
Selling, general and administrative	2,816	5%	352	1%	2,464	4%

Total operating expenses	10,079	18%	920	2%	9,159	17%

Operating income	8,286	15%	920	2%	9,206	17%
Net income	7,576	14%	920	2%	8,496	15%

Diluted earnings per ordinary share	0.03		0.00		0.03
Diluted earnings per ADS	0.16		0.02		0.18

Weighted average ordinary shares outstanding—Diluted	280,662,471		280,662,471		280,662,471

	Quarter Ended December 31, 2010
		% of	Share-based	% of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Net Revenue	Results	Net Revenue
Research and development	11,225	20%	4,561	8%	6,664	12%
Selling, general and administrative	5,004	9%	3,140	5%	1,864	3%

Total operating expenses	16,229	28%	7,701	13%	8,528	15%

Operating income	2,400	4%	7,701	13%	10,101	18%
Net income	2,508	4%	7,701	13%	10,209	18%

Diluted earnings per ordinary share	0.01		0.03		0.04
Diluted earnings per ADS	0.06		0.20		0.26

Weighted average ordinary shares outstanding—Diluted	232,219,685		232,219,685		232,219,685

	Quarter Ended March 31, 2010
		% of	Share-based	% of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Net Revenue	Results	Net Revenue
Research and development	4,261	12%	143	0%	4,118	12%
Selling, general and administrative	1,515	4%	83	0%	1,432	4%

Total operating expenses	5,776	16%	226	1%	5,550	16%

Operating income	3,136	9%	226	1%	3,362	9%
Net income	2,715	8%	226	1%	2,941	8%

Diluted earnings per ordinary share	0.01		0.00		0.01
Diluted earnings per ADS	0.07		0.01		0.08

Weighted average ordinary shares outstanding—Diluted	222,843,116		222,843,116		222,843,116

RDA Microelectronics Announces First Quarter 2011 Financial Results
Contacts:
Lily Dong, Chief Financial Officer
RDA Microelectronics, Inc.
+86-21-5027-1108
ir@rdamicro.com
Julie Cunningham
The Blueshirt Group
+1 415-217-2632
ir@rdamicro.com